 Exhibit 99.1

JOINT STATEMENT BY CANADIAN BANKS AND LIFE INSURANCE COMPANIES
REGARDING ANNUAL MEETING PLANNING

TORONTO, ON, March 20, 2020 – This is a joint statement issued by BMO, CIBC, Canadian Western Bank, Laurentian Bank, National Bank, RBC, Scotiabank, TD Bank, Great-West Lifeco, Canada Life, Manulife and Sun Life. Each of us is actively monitoring COVID-19 developments and the directives from public health and government authorities for group gatherings and social distancing, and we have been taking a series of proactive precautionary measures to help support the health and well-being of our employees, clients and the general public. This degree of care and concern extends to all of our shareholders and policyholders, and we have been carefully considering alternatives for our respective annual meetings.

The health and well-being of our employees, clients, investors and communities is our collective priority. In line with the latest directives from public health and government authorities, we have jointly obtained a court order that allows us to hold our annual meetings, in whole or in part, using electronic means. The order permits our meetings to be conducted over one or more of webcasting, teleconference or other electronic means, in each case in addition to, or instead of, an in-person meeting, and permits alternative means for distributing meeting materials. The order was obtained because Canadian banks and insurance companies are not permitted to conduct an electronic annual meeting in lieu of an in-person meeting without relief from the court.

We believe these precautions are prudent measures to protect the health and well-being of our stakeholders, while supporting shareholder and policyholder engagement and their ability to attend and exercise their rights.

The specific arrangements for each annual meeting will be announced separately prior to the scheduled date. We encourage our shareholders and policyholders to visit our websites in advance of our annual meetings for the most current information.

Bank of Montreal BMO Life Assurance Company Media Relations Paul Gammal (416) 867-3996 paul.gammal@bmo.com Investor Relations Jill Homenuk (416) 867-4770 jill.homenuk@bmo.com	The Bank of Nova Scotia Media Relations Laura Mergelas (437) 244-7863 (m) | (416) 285-2639 (o) laura.mergelas@scotiabank.com
Canadian Imperial Bank of Commerce Media Relations Tom Wallis (416) 980-4048 tom.wallis@cibc.com	Canadian Western Bank Investor Relations Chris Williams (780) 508-8229 chris.williams@cwbank.com
Laurentian Bank of Canada Media Relations Hélène Soulard (514) 926-3295 (m) (514) 284-4500 x 40015 (o) helene.soulard@lbcfg.ca

National Bank of Canada

Media Relations

Marie-Pierre Jodoin

(514) 394-4209

mariepierre.jodoin@nbc.ca

Investor Relations

Marianne Ratté

1-866-517-5455

investorrelations@nbc.ca / relationsinvestisseurs@bnc.ca

Royal Bank of Canada RBC Life Insurance Company Media Relations Gillian McArdle (416) 842-4231 gillian.mcardle@rbc.com Investor Relations Asim Imran (416) 955-7804 asim.imran@rbc.com	The Toronto-Dominion Bank Media Relations Julie Bellissimo (416) 965-6050 julie.bellissimo@td.com Investor Relations Gillian Manning (416) 308-6014 gillian.manning@td.com

Great-West Lifeco Inc.

The Canada Life Assurance Company

Media Relations

Liz Kulyk

(204) 926-5012

media.relations@canadalife.com

Investor Relations

Deirdre Neary

(416) 552-3208

deirdre.neary@canadalife.com

Manulife Financial Corporation

The Manufacturers Life Insurance Company

Media Relations

Brooke Tucker-Reid

(647) 528-9601

brooke_tucker-reid@manulife.com

Investor Relations

Adrienne O’Neill

(416) 926-6997

adrienne_oneill@manulife.com

Sun Life Financial Inc.

Sun Life Assurance Company of Canada

Media Relations

Rajani Kamath

(416) 979-6070

rajani.kamath@sunlife.com

Investor Relations

Leigh Chalmers

(647) 256-8201

investor.relations@sunlife.com